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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 1999.

                            DENISON INTERNATIONAL plc
                            -------------------------
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)












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          DENISON INTERNATIONAL PLC ANNOUNCES ACQUISITION OF LOKOMEC OY
          -------------------------------------------------------------

MARYSVILLE, OHIO, December 29 - Mr. David Weir, President and CEO of Denison International plc (NASDAQ: DENHY) announced today the acquisition of 100 percent of the shares of Lokomec OY.

Lokomec, located in Tampere, Finland, is Scandinavia's largest producer of hydraulic manifolds serving the needs of a diverse group of industries including marine, forestry, general machinery and equipment, and offshore drilling in both the industrial and mobile sectors.

Lokomec   employs  50  at  its  28,000  sq.ft.   facility  in  Tampere  and  has
state-of-the-art CNC machining centers.

Sales for the year ended August 31, 1998, were a record for the company at FM 62 million (USD $12 million).

"We are extremely pleased to add Lokomec to the Denison International group," Mr. Weir said. "Lokomec is a well-managed and profitable company that is highly respected throughout the Scandinavian hydraulics industry. The acquisition of Lokomec increases Denison's total systems capabilities and allows the company to offer customers complete hydraulic solutions. It is the intention to utilize Denison's extensive sales and distribution system to increase Lokomec's market share in countries outside of Scandinavia. The acquisition is expected to be immediately accretive which will help to offset the general weakness that is being experienced throughout the hydraulics industry."

Denison International plc designs and manufactures highly engineered hydraulic fluid power systems and components, and distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, construction, agricultural and utility equipment, and marine applications, including military.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               DENISON INTERNATIONAL plc

                                               By:  /s/ Bruce A. Smith
                                                    ------------------
                                                    Bruce A. Smith
                                                    Chief Financial Officer


Date:  January 4, 1999












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